UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

                              Rohm & Haas Company
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                  775371-10-7
                  -------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 775371107
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 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Thomas Willaman Haas                   SSN ###-##-####
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                (b) [_]

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 3     SEC USE ONLY


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 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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     NUMBER OF       5     SOLE VOTING POWER

      SHARES               55,923
                   -------------------------------------------------------
   BENEFICIALLY      6     SHARED VOTING POWER

     OWNED BY              29,741,612
                   -------------------------------------------------------
       EACH          7     SOLE DISPOSITIVE POWER

    REPORTING              55,923
                   -------------------------------------------------------
      PERSON         8     SHARED DISPOSITIVE POWER

       WITH                29,741,612
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 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       29,741,612    See Disclaimer
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

       See Disclaimer
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       13.264%
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12     TYPE OF REPORTING PERSON*

       Individual
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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               Schedule 13G
                   Under the Securities Exchange Act of 1934

Item 1(a) Name of Issuer:
          Rohm & Haas Company

Item 1(b) Address of Issuer's Principal Executive Offices:
          100 Independence Mall West
          Philadelphia, PA 19106

Item 2(a) Name of Person Filing:
          Thomas Willaman Haas   SSN: ###-##-####

Item 2(b) Address of the Principal Office or, if none, Residence:
          583 Bay Road
          Durham, NH 03824-3440

Item 2(c) Citizenship:
          U.S.A.

Item 2(d) Title of Class of Securities:
          Common Stock

Item 2(e) CUSIP Number:
          775371-10-7

Item 3    Not Applicable

Item 4

Ownership as of December 31, 2004

Shares                  Percentage  Sole     Shared   Sole          Shared
Beneficially            Of          Power    Power    Power of      Power
Owned                   Class       to Vote  to vote  Disposition   of Disposition
---------------------   ----------  -------  -------  -----------   --------------
    55,923.00<F1>        0.025%      X                 X
   400,496.00<F2><F3>    0.178%                X                     X
    50,409.00<F4>        0.022%                X                     X
 2,286,048.00<F5>        1.015%                X                     X
27,083,736.00<F6>       12.023%                X                     X
                        ---------
Total not discl.        13.264%

    13,690.7182<F7>      0.006%
 5,819,580.00<F8>        2.632%                X                     X
21,670,560.00<F9>        9.800%                X                     X
 3,484,152.00<F10>       1.576%                X                     X

<F1>
Direct Owner
<F2>
Owned as joint tenant with right of survivorship with spouse.
<F3>
Mr. Haas and his spouse entered into a Forward Purchase Contract, dated December 20, 2002, with PNC Bank, National Association (the "Broker"), regarding the terms of disposition of 245,000 shares of Common Stock.
In return for an up-front payment from the Broker received in December, 2002 the amount of which was determined in accordance with a formula under the Forward Purchase Contract, Mr. Haas and his spouse agreed to deliver to the Broker a number of shares of Common Stock equal a formula under the Forward Purchase Contract, to be calculated on each of the cash settlement dates thereunder of January 24, 2005 and January 24, 2006. (Subsequent to the ownership date of December 31, 2004 reflected in this filing, on January 24, 2005, 103,589 shares of Common Stock were sold as the first cash settlement of the Forward Purchase Contract, and 18,911 shares of Common Stock were returned to Mr. Haas in settlement of that sale and are no longer subject to the Forward Purchase Contract. Under the terms of the Forward Purchase Contract, 122,500 shares of Common
Stock remain after giving effect to the January 24, 2005 settlement, subject to the Forward Purchase Contract with respect to the second settlement date of January 24, 2006. Notwithstanding, the ownership numbers disclosed in the Table above are as of December 31, 2004.)
<F4>
Owned directly by spouse.
<F5>
Undersigned is also co-trustee and beneficiary of a trust.
<F6>
Undersigned is co-trustee and beneficiary of a trust established 12/21/45.
<F7>
Under the Issuer's compensation plan for service as an Issuer director, as of December 31, 2004, Mr. Haas has accrued rights to acquire 13,690.7182 shares of Common Stock. Under such plan, a director is not entitled to receive the actual accrued shares until he ceases to serve as a director of the Issuer, and then the former director may elect to have issued to him the accrued shares over a number of years. Mr. Haas continues to presently serve as a director of the Issuer.
<F8>
Undersigned is co-trustee and beneficiary of a charitable trust established 8/3/55. Any "Beneficial Interest" in this trust is disclaimed.
<F9>
Undersigned is co-trustee and beneficiary of a charitable trust established 9/28/56. Any "Beneficial Interest" in this trust is disclaimed.
<F10>
The Phoebe W. Haas Charitable Trust established 8/24/61 as a single trust was divided into two separate but equal parts effective February 1, 1972.
The undersigned is co-trustee of one such part.  Any "Beneficial
Interest" in this trust is disclaimed.

Item 5    Ownership of Five Percent or Less of a Class:
          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
          See Item 4

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company:
          Not applicable.

Item 8    Identification and Classification of Members of the Group:
          Not applicable.

Item 9    Notice of Dissolution of a Group:
          Not applicable.

Item 10   Certification:
          Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2005

                                      By: /S/ Thomas Willaman Haas
                                              By His Attorney-in-Fact
                                              Stephen Kutenplon
                                      ---------------------------------
                                      Name: Thomas Willaman Haas
                                            By His Attorney-in-Fact
                                            Stephen Kutenplon